UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 1-14362

Guangshen Railway Company Limited

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”; SEHK: 00525; SSE: 601333) today announced that it intends to deregister with the United States Securities and Exchange Commission (the “SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Guangshen Railway filed Form 25 with the SEC on November 16, 2020 (Eastern Standard Time), and the delisting of the Company’s American depository shares became effective following the close of the market in New York on November 25, 2020 (Eastern Standard Time). Since Guangshen Railway has met the criteria for deregistration, the Company intends to file Form 15F with the SEC on October 25, 2022 (Eastern Standard Time) to deregister all classes of its registered securities, including its equity securities and all classes of debt securities, and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended from the date of filing the Form 15F unless the Form 15F is subsequently withdrawn or denied. Deregistration and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) under the Exchange Act on its website, https://www.gsrc.com/.

The Company will continue to comply with its financial reporting and other obligations as a listed issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

FORWARD-LOOKING STATEMENTS

Certain information contained in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to,” “will,” “is anticipated,” “plan to,” “estimate,” “believe,” “may,” “intend,” “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause the registrant’s actual results to differ materially from its historical results and those presently anticipated or projected. A discussion of the most significant risks, uncertainties and other factors is included in the annual report on Form 20-F that the registrant files with the Commission each year.

You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause the registrant’s actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River-Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond the registrant’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited
Dated: October 25, 2022
	By:	/s/ Tang Xiangdong
	Name:	Tang Xiangdong
	Title:	Company Secretary